Exhibit 1
                                                                       ---------



31 August 2007




                              WPP Group plc ("WPP")

                            Voting Rights and Capital





WPP confirms that its capital consists of 1,208,503,807 ordinary shares each with voting rights.

The figure of 1,208,503,807 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.



END

Contact: Feona McEwan, WPP
www.wpp.com